NATIONWIDE LIFE INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215

                    GUARANTEED VARIABLE ANNUITY PAYMENT RIDER

GENERAL INFORMATION REGARDING THIS RIDER

This rider is made part of the Contract to which it is attached and is effective on the Date of Issue. This rider is not available with the election of certain Income Options.

To the extent any provisions contained in this rider are contrary to or inconsistent with those of the Contract to which it is attached or any endorsement, the provisions of this rider will control the Contract and/or endorsement accordingly. Non-defined terms shall have the meaning given to them in the Contract.

This rider allows a Contract Owner to elect one of two Variable Annuity Payment guarantees, either a 75% step-up payment guarantee or an 85% level payment guarantee. Once elected, the rider is irrevocable. This rider only applies to the Variable Account Value providing for Variable Annuity Payments.

The following restrictions apply to the election of this rider.

(1) The Assumed Investment Return used to calculate Variable Annuity Payments will be 3.0%.

(2) The rider is not available with, nor does it apply to, Fixed Annuity Payments or term certain options with terms of less than ten years.

Nationwide may restrict the initial allocation of Contract Value or transfers to certain Sub-Accounts in conjunction with this rider. Nationwide may not restrict allocations to Sub-Accounts in which the Contract Owner is already invested except in the case of a substitution of shares or the complete discontinuation of a Sub-Account as specified in the "Variable Account" section of the Contract.

DEFINITIONS

The following definitions are added to the Contract:

     CALCULATED VARIABLE ANNUITY PAYMENT (CVAP)- The Variable Annuity Payment amount that would be payable under the Contract without regard to Annual Benefit Leveling or the guarantee provided by this rider.

     GUARANTEED VARIABLE ANNUITY PAYMENT (GVAP) - The Variable Annuity Payment amount Nationwide guarantees to pay under this rider.

     INCOME START DATE ANNIVERSARY - Beginning with the Income Start Date, each recurring one-year anniversary of the Income Start Date during which Variable Annuity Payments continue.

ADDITIONAL CHARGE

Nationwide will deduct an additional charge at an annualized maximum rate of up to 1.50%. The additional charge is assessed daily against the assets of the Variable Account. Nationwide reserves the right to charge less than the maximum rate.

BENEFITS PROVIDED BY THIS RIDER

There are two Variable Annuity Payment guarantee options available under the rider: a 75% step-up payment guarantee or an 85% level payment guarantee.

Under either option, when the CVAP or the Annual Benefit Leveling payment amount in effect is lower than the GVAP, Nationwide will pay an amount equal to the GVAP. If the CVAP or the Annual Benefit Leveling payment amount in effect is higher than the GVAP then Nationwide will pay the CVAP amount or the Annual Benefit Leveling payment amount in effect. The GVAP amount is subject to an adjustment for death, Transfers and/or Surrenders.

Option 1:  Seventy-Five Percent Step-Up Payment Guarantee

If the Contract Owner elects the 75% step-up payment guarantee, the initial GVAP is established on the Date of Issue. Nationwide guarantees that the initial GVAP amount will be no less than 75% of the first Variable Annuity Payment projected on Date of Issue. The first step-up payment guarantee determined runs from the Date of Issue until the first Income Start Date Anniversary.

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IAR-0100AO 2 (Standard) (7/2005) On any Income Start Date Anniversary where 75%
of the CVAP is greater than the GVAP, previously in effect, the GVAP is reset to that greater amount

The GVAP amount under the 75% step-up payment guarantee may increase, but will not be reduced due to negative investment experience in the Variable Account.

Option 2:  Eighty-Five Percent Level Payment Guarantee

If the Contract Owner elects the 85% level payment guarantee, the GVAP is established on the Date of Issue. Nationwide guarantees that the GVAP amount will be no less than 85% of the first Variable Annuity Payment projected on Date of Issue. Once established, the GVAP amount under the 85% level payment guarantee will stay in effect for the life of the Contract and will not change (increase or decrease) due to investment experience in the Variable Account.

TRANSFERS

Any portion of the single Purchase Payment that is allocated to provide Fixed Annuity Payments may not be transferred to provide Variable Annuity Payments.

Transfer of amounts allocated from Variable Annuity Payments to provide Fixed Annuity Payments will be taken proportionally from each Sub-Account based on then current allocations. The amount transferred will be based on the Variable Account Value at that time, without reference or regard to the GVAP.

Transfer of amounts allocated from Variable Annuity Payments to provide Fixed Annuity Payments will reduce the value of the GVAP under this rider proportionally.

Nationwide reserves the right to assess a fee on any variable to fixed transfer of Contract Value when the rider is elected. The fee will be the lesser of $25 or 2% of the amount transferred and is in addition to any fees assessed by the underlying mutual funds as described in the Contract.

Redemption fees assessed by underlying mutual funds (e.g., Transfers or Surrenders) proportionally reduce the applicable GVAP.

ANNUAL BENEFIT LEVELING (ABL)

If the Contract Owner has elected Annual Benefit Leveling, any given Variable Annuity Payment will be the greater of the GVAP or the amount provided for under ABL.

The GVAP is not calculated as a percentage of the amount provided for under ABL. The two payment amounts are independently determined based upon the CVAP amount on each Income Start Date Anniversary.

SURRENDERS

Guarantees provided under this rider will be proportionately reduced by Surrenders made from the Contract.

If the term certain only option is elected, any Surrenders of amounts allocated to provide Variable Annuity Payments will reduce the value of the GVAP elected under this rider on a proportional basis.

If a life contingent option with a term certain is elected, then any Surrender of amounts allocated to provide Variable Annuity Payments will result in a proportional reduction of the variable term certain payments and the GVAP for the remainder of the term certain period. Upon expiration of the term certain period, the variable payment amount and the GVAP amount will return to the level that would have been provided if no Surrenders had been taken.

SUCCESSION OF RIGHTS AND TERMINATION

Death of Contract Owner Before Income Start Date

If the Contract Owner who is not the Annuitant dies prior to the Income Start Date, ownership rights will vest in the surviving Joint Owner, if any. If there is no surviving Joint Owner, ownership rights will vest in the Annuitant. Subject to the Surrenders Required by the Internal Revenue Code section of the Contract, the Payee will be entitled to receive scheduled annuity payments.

If the Contract Owner who is also the Annuitant dies prior to the Income Start Date, the terms of the Death of Annuitant section below will apply.

Death of Annuitant Before Income Start Date

If the Annuitant dies prior to the Income Start Date, the Contract and rider will terminate and the Contract Value shall be paid to the surviving Contract Owner.
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If there is no surviving Contract Owner, the Beneficiary will be entitled to elect a lump sum distribution or to receive annuity benefits in accordance with the Surrenders Required by the Internal Revenue Code section of the Contract.

The rider's charges and guarantees continue if the Beneficiary elects to continue Contract payments.

In the event there is more than one Beneficiary, the rider will continue with the Beneficiaries that elect to continue receiving Variable Annuity Payments. However, if a term certain option is elected, Beneficiaries that elect their share of the Commutation Value will receive their share of the Contract Value without the GVAP. In addition, this act will reduce the payments, proportionally, for all remaining Beneficiaries that elect to continue this rider's guarantees.

Moreover, the rider terminates if the Contract is completely Surrendered and/or if the entire variable allocation Commutation Value is Surrendered.

Death of Contract Owner After Income Start Date

If any Contract Owner dies after the Income Start Date, annuity payments will continue to be made to the Payee under the originally elected Income Option and ownership rights will vest in any surviving Joint Owner. All of the rider's charges are still applicable. If there is no surviving Joint Owner, ownership rights will vest in the primary Annuitant.

Death of Annuitant After Income Start Date

For Income Options with a term certain, if the Annuitant (and Joint Annuitant, if applicable) dies after the Income Start Date, the beneficiary will have the option of continuing the payments for the remainder of the term certain, or receiving a death benefit equal to the present value of any remaining term certain payments. The present value of the remaining term certain payments will not reflect the future value of any GVAP amount. If the Beneficiary elects to continue the payments for the remainder of the term certain period, the GVAP rider will remain in effect.

For Income Options with a refund, if the Annuitant (and Joint Annuitant, if applicable) dies after the Income Start Date, the lump-sum death benefit will be equal to the initial Purchase Payment, less any state premium tax, minus the actual payment amounts received by the Annuitant.

For those joint life options within which the Annuity Income Units across all Income Options will be reduced upon the first Joint Annuitant's death, the GVAP amount of the Contract will be reduced by the same ratio as the Annuity Income Units are reduced.



Executed for Nationwide by:

/s/PATRICIA R. HATLER                             /s/MARK R. THRESHER